February 3, 2006

United States Securities and
Exchange Commission
Washington DC, 20549

RE:	Netsmart Technologies, Inc.
Registration Statement on Form S-3
File No. 333-127238 [sic]
Filed on October 27, 2005 and December 9, 2005 and January 6, 2006

Form 10-K for the year ended December 31, 2004
Filed on March 18, 2005 and amended on December 9, 2005

Form 10-Q for the quarterly period ended March 31, 2005
Filed on May 11, 2005 and amended on December 9, 2005 and January 6, 2006

Form 10-Q for the quarterly period ended June 30, 2005
Filed on August 10, 2005 and amended on December 9, 2005

Form 8-K filed on September 28, 2005 and amended on December 9, 2005 and January 10, 2006

Form 10-Q for the quarterly period ended September 30, 2005
Filed on November 14, 2005 and amended on December 9, 2005

Ladies and Gentlemen:

The following are the responses to the comments of the Commission in its letter of January 20, 2006 in connection with the filing by Netsmart Technologies, Inc. (“we,” “us,” “our” and the “Company”) of the above-referenced registration statement. To facilitate your review, we have included your numbered comments along with our related responses.

United States Securities and
Exchange Commission
February 3, 2006
Page 2-

Based on our discussions with the staff, we have filed a Form S-3/A as exhibit A to this letter and a Form 8-K/A as exhibit B to this letter. Please note that in addition to the substantive changes made in response to the staff's comments, notwithstanding the fact that the Form S-3/A is not being filed as a “live” filing, it has been updated to reflect substantially all of the changes necessitated by a live filing and the Form 8-K/A has been revised to undicate that, when filed, it will amendment number 3.

Form 10-K for the fiscal year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

Prior Comment Number 6

1.
We note that a majority of the “general” revenue are associated with components of individual development contracts that are accounted for on the estimated percentage of completion method. Tell us why you consider the term “general” to be an appropriate line item heading when the revenue sources relate to components of individual “development contracts.” Consider revising the line item heading to give investors a better understanding of your respective revenues.

In future filings we will change the name of this line item to “turnkey revenue,” assuming that all factors remain the same. Turnkey revenue will be defined as revenue associated with turnkey systems labor revenue, third party hardware and software revenue and licensing revenue.

Note 3. Accounts Receivable, page F-18

Prior Comment Number 8

2.
As previously requested, explain why a discussion of the underlying history and assumptions that resulted in the material change was not included within your MD&A. Explain how you considered SEC 34-48960 in preparing your MD&A disclosures.

United States Securities and
Exchange Commission
February 3, 2006
Page 3-

We have reviewed the staff’s guidance regarding the preparation of MD&A contained in SEC 34-48960. At the time that we prepared our MD&A, we noted the SEC’s position that a company should focus on “key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” We call your attention to our previous response, in which we stated that our provision for bad debts is based on a case-by-case analysis of our accounts receivable in order to determine which accounts may be at risk for collection. Since our determination for fiscal 2004 was based on client-specific facts, we did not believe that a discussion of our determination of that provision would necessarily assist the reader in understanding and evaluating the company’s results. We also call your attention to the reference in our critical accounting policies on page 23 of the Form 10-K to the fact that we use estimates in accounting for allowances for bad debts. In response to the staff’s comment, we propose to add language to our critical accounting policies in future filings as follows:

Bad Debts - We maintain allowances for doubtful accounts for estimated bad debts. Our practice is to specifically identify clients and invoices where we believe collection may be at risk and provide for these on a current basis. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. In addition, since we evaluate each account and invoice on a case-by-case basis, the provision could vary from period to period.

Form 8-K/A filed on December 9, 2005

Pro Forma Financial Statements

Prior Comment Number 10

3.	We note your response to our prior comment as well as the pro forma financial statements included in your Form 8-K/A filed on January 10, 2006 and have the following additional comments:

•
We acknowledge that the financial information included in your Form 8-K met the requirements of your 1934 Act reporting obligations. However, for purposes of your Form S-3, you are required to provide pro forma financial statements required by Article 11 of Regulation S-X. Your pro forma presentation should be based on the latest balance sheet included in the filing (e.g., Form S-3). Since your Form S-3 includes your financial results as of September 30, 2005, you must provide pro forma financial statements as of and for the periods ended September 30, 2005. Please revise your Form S-3 as necessary to provide this updated pro forma financial information.

United States Securities and
Exchange Commission
February 3, 2006
Page 4-

We have revised the pro-forma information as requested in the Form S-3/A filed simultaneously herewith.

•
Your revised pro forma financial statements for the year ended December 31, 2004 indicate that the CL results are based on “estimated historical amounts”. Given the results for CL materially impact your consolidated pro forma results for the year ended December 31, 2004, it does not appear appropriate to use estimated operations for this acquisition.

After discussing this comment with the staff and since CL did not meet the definition of a significant subsidiary, found in Reg. S-X 1-02(w), at the levels specified S-X Reg. 3-05(b)(2)(i-iv), the Company was not required to include the historical financial statements of CL in a Form 8-k filed the SEC. Therefore, we have removed the historical financial statements of CL from the Form 8-k/a and Form S-3/a filed herewith. The following is the computation of the significance of the CL acquisition for your review:
CL’s total assets are less than 10% of the consolidated company’s total assets (.005), the investment in the acquisition was less than 10% of total assets (.01), and the net income of CL was less than 10% of the total net income (.005).

Form 10-Q for quarter ended September 30, 2005

Note 8. Acquisition, page 12

CMHC Systems, Inc. (“CMHC”)

Prior Comment Number 11

United States Securities and
Exchange Commission
February 3, 2006
Page 5-

4.
Your response indicates that you believe you have a performance obligation to maintain and upgrade the software including ongoing enhancements. Clarify whether these are specified upgrades and enhancements or unspecified upgrades/enhancements on a when-and-if-available basis. If they are of the latter type, further explain why you believe this represents a contractual performance obligation if you only have to provide them on a “when-and-if-available” basis. Clarify whether you intended to continue to provide upgrades/enhancements on a when-and-if-available basis when you acquired CMHC and whether you have actually delivered such unspecified upgrades/enhancements related to the CMHC software following its acquisition.

We have an obligation to maintain and upgrade the software for purposes of bug fixes and ongoing regulatory changes. Bug fixes would be unspecified and required on an ongoing basis. In addition to the software corrections and enhancements, we are also obligated to provide user support for the term of the agreement. The Ohio support area remained untouched with respect to headcount reductions, and the CMHC support group currently consists of the same 38 people who have provided these services prior to the acquisition. We have no plans to reduce the CMHC support group in the future.

Minor upgrades/enhancements are included in new releases of software and are provided on a when-and-if-available basis to current maintenance customers. These upgrades/enhancements are necessary to remain competitive in the marketplace and secure the customer base. Immediate releases with upgrades/enhancements for CMHC software are scheduled for February 2006, April 2006 and July 2006. Since the acquisition, we have continued to maintain the CMHC business as it was conducted prior to the acquisition. On-going minor upgrades/enhancements will continue to be developed beyond these immediate releases and will be provided to customers on a when-and-if-available basis at no cost.

In accordance with View B of EITF 04-11, we believe that the post-contract customer support noted above should be valued as a single arrangement. These services are not sold separately and our requirement to perform these services represents a single obligation.

Although these services are on a when-and-if-available basis, we believe that we have an obligation to our existing customer base to develop upgrades and enhancements and that our failure to do so would negatively impact our existing customer relationships as well as future revenue. Based on the above information we therefore believe that the unspecified upgrades and enhancements represent a contractual performance obligation.

United States Securities and
Exchange Commission
February 3, 2006
Page 6-

5.
We note in your response that your maintenance contracts “may require [you] to make modifications to meet any new federal or state reporting requirements…” Tell us more about these modification requirements and how prevalent they have been in the past. Said differently, explain how significant research and development activities for unspecified product upgrades/enhancements have been in past maintenance contracts as compared to the telephone help services included in the contracts. Refer to EITF 04-11.

Modifications at the state level occur on a regular basis especially in the areas of billing and compliance data reporting. Federal mandates such as HIPAA have an impact on all customers and all entities that they report data to. These require ongoing changes to the software in use by our customers.

For our 2006 projections, we are anticipating the same support revenue as 2005, with support staff costs equal to last year plus normal cost of living increases. Based on internal studies, approximately 75% of the work of the maintenance contract is allocated to support/telephone help, and the remaining 25% is allocated to upgrades and enhancements. This allocation of costs under maintenance contracts was consistent prior to the acquisition, and during the fourth quarter 2005 (first quarter after acquisition). We also expect this trend to continue in future periods. Also as noted in our response to comment #4, we are following View B of EITF 04-11 whereby the research and development activities should be valued as a single post-contract customer support arrangement.

6.
In light of the significant management assumptions and judgments required in assessing the fair value of the PCS deferred revenue liability, include enhanced disclosures in your critical accounting policies to describe the method used to fair value deferred PCS assumed in business combinations, the amount of deferred PCS recorded in connection with acquisitions and that you intend to fulfill each obligation under the PCS arrangement. Further, disclose the amount of deferred PCS that would have been recorded in connection with business combinations if you did not intend to perform research and development activities post acquisition to provide unspecified software upgrades.

United States Securities and
Exchange Commission
February 3, 2006
Page 7-

In response to the staff’s comment, we propose to add language to our critical accounting policies in future filings as follows:

Fair value of deferred post-contract customer support (“PCS”) assumed in a business combination - We value PCS in accordance with View B of EITF 04-11. In order to remain competitive and maintain our existing customer base we upgrade and maintain software for purposes of bug fixes, ongoing regulatory changes as well as software corrections and enhancements. These services are not sold separately and are therefore fair valued as a single unit. Although these services are provided on a when-and-if-available basis, we have an obligation to our existing customer base to develop upgrades and enhancements in order to maintain our customer relationships as well as increase future revenue. The fair value of this liability is estimating using the value of the services provided using an estimated fulfillment margin. As of December 31, 2005 the fair value of PCS recorded as deferred revenue is $5.3 million. If we did not intend to perform research and development for unspecified software upgrades, the estimated value of the PCS would have been $4.0 million. We intend to fulfill 100% of our obligations under these PCS obligations assumed.

The fair value of the PCS deferred revenue is based upon market rates and what has been billed generally one year in advance.

Note 10. Subsequent Events, page 16

Prior Comment Number 12

7.
We note your response to our prior comment. Pursuant to the Company’s telephone conversation with the Staff on January 20, 2006, should the Company wish to provide additional information regarding their analysis of EITF 05-04, the Staff will review such information and provide additional comments as necessary.

Upon considering the staff’s comments and upon further review of the application of EITF 05-04, we believe that we meet the combining criteria found in DIG K-1 for our financial instruments (the commons stock and the warrants) and the registration rights agreement and believe that View A of EITF 05-04 is most appropriate. In accordance with View A of EITF 05-04 the liquidating damages penalties are combined with our right to deliver unregistered shares. Thus these instruments have two settlement alternatives: (a) the delivery of registered shares in exchange for the exercise price or (b) the delivery of unregistered shares, plus the liquidated damages cash penalty required to be paid under the registration rights agreement, in exchange for the exercise price.

United States Securities and
Exchange Commission
February 3, 2006
Page 8-

The Company has met all of the criteria in paragraphs 12-32 of EITF 00-19 for the combined instrument to be classified in equity. To further clarify paragraph 16 of EITF 00-19 which states: “If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract, In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.” In this regard, based on internal studies incorporating volatility and interest rates, we have determined that the difference between registered and unregistered shares is in excess of 20%. These studies were based on the Black-Scholes model which  calculated the fair value of the registration right to be in excess of the maximum 20% potential penalty of $1.83 (20% of the $9.17 private placement price) per share. We also based our studies on the spread between registered and unregistered shares on the date that the private placement was placed. At that date the trading value of the common stock was $13.90 and the private placement price for unregistered shares was $9.17. Since the delivery of unregistered shares is considered an economic alternative, we believe that the combined financial instrument should therefore be classified as equity. In this regard we have also determined that SFAS 5 is the appropriate accounting for the registration rights agreements whereby any potential penalties will be recorded in earnings when and if incurred. We will apply View A of EITF 05-04 to this transaction consistently in future filings, and will monitor the FASB & EITF activity for further guidance. We also intend to include disclosure about the application of EITF 05-4 in our critical accounting policies in future filings.

United States Securities and
Exchange Commission
February 3, 2006
Page 9-

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Sincerely, /s/ Anthony F. Grisanti Anthony F. Grisanti Chief Financial Officer

Exhibit A

As filed with the Securities and Exchange Commission on February 3, 2006
Registration No. 333-129265

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

 NETSMART TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	13-3680154 (I.R.S. Employer Identification No.)

3500 Sunrise Highway, Great River, NY 11739 (631) 968-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James L. Conway, CEO
Netsmart Technologies, Inc.
3500 Sunrise Highway
Great River, New York 11739
(631) 968-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Nancy D. Lieberman, Esq.
Kramer, Coleman, Wactlar & Lieberman, P.C.
100 Jericho Quadrangle
Jericho, New York 11753
(516) 822-4820

 Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. X

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered	Proposed Maximum Aggregate Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, Par value $.01 per share	945,735	$14.76(1)	$13,959,049	$1494
Common Stock, Par value $.01 per share (2)	147,003	$11.00(3)	$1,617,033	$173
Total Registration Fee				$1667 (4)

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based upon the average of the high and low sale prices of our common stock on October 24, 2005.

(2)
Issuable upon exercise of warrants to purchase shares of our common stock issued in connection with our private placement of units consisting of common stock and warrants which closed on October 14, 2005, as described in the selling securityholders section of this registration statement.

(3)	The registration fee for such securities has been calculated based on the exercise price of such warrants in accordance with Rule 457(g) promulgated under the Securities Act of 1933.
(4)	Previously paid.

Pursuant to Rule 416 of the Securities Act of 1933, this registration statement also relates to such additional indeterminate number of shares of common stock as may become issuable by reason of stock splits, dividends and similar adjustments, in accordance with the antidilution provisions of the warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2006
PRELIMINARY PROSPECTUS

NETSMART TECHNOLOGIES, INC.

1,092,738 Shares of Common Stock

This prospectus relates to the disposition, from time to time, of up to 1,092,738 shares of our common stock by the holders of these shares named in this prospectus, whom we refer to as the “selling securityholders,” and their transferees. The shares may be offered directly, through agents on behalf of the selling securityholders and their transferees, or through underwriters or dealers.

The shares being offered by the selling securityholders were issued by us in three transactions:

o
In a private placement of units consisting of shares of our common stock and warrants to purchase shares of our common stock, on October 14, 2005, we issued 490,000 shares of our common stock and warrants to purchase up to an aggregate of 147,003 shares of our common stock to the investors and the placement agent in that private offering.

o	In connection with our acquisition by merger of CMHC Systems, Inc., on September 28, 2005, we issued an aggregate 435,735 shares of our common stock to former securityholders of CMHC.

o	In connection with our acquisition of the business of ContinuedLearning, on April 28, 2005, we issued 20,000 shares of our common stock.

We are registering the shares to provide the selling securityholders with freely tradable securities.

We will not receive any of the proceeds from the sale of the shares. We will receive the exercise price upon exercise of the warrants. We have agreed to bear the expenses in connection with the registration and sale of the shares, except for selling commissions. We estimate these expenses to be $40,000.

Our common stock is currently traded on the NASDAQ SmallCap Market under the symbol “NTST.” On January 30, 2006, the closing price for our common stock, as reported by NASDAQ, was $13.00 per share.

The securities offered in this prospectus involve a high degree of risk.
You should carefully read and consider the “Risk Factors,” commencing on
Page 3, for information that should be considered in determining whether to purchase any of the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ILLINOIS RESIDENTS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF LLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 The date of this prospectus is ____________, 2006

TABLE OF CONTENTS

Risk Factors	3
Forward-looking Statements	6
Use of Proceeds	6
Price Range of Our Common Stock	7
Dividend Policy	7
Selling Securityholders	7
Plan of Distribution	10
Experts	10
Legal Matters	10
Pro Forma Financial Information	11
Where You Can Find More Information	12

As used in this prospectus, the terms “we,” “us,” “our,” and “Netsmart” mean Netsmart Technologies, Inc. and its subsidiaries, unless otherwise specified.

We are incorporated under the laws of the state of Delaware. Our executive offices are located at 3500 Sunrise Highway, Great River, New York 11739 and our telephone number is (631) 968-2000.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

THESE SECURITIES ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENTS.

RISK FACTORS

The securities offered in this prospectus are speculative and involve a high degree of risk. Only those persons able to lose their entire investment should purchase any of the securities. Prior to making an investment decision, you should carefully read this prospectus and consider, along with other matters referred to herein, the following risk factors.

Because we are particularly dependent upon government contracts, any decrease in funding for entitlement programs could result in decreased revenue.

We market our health information systems principally to behavioral health facilities, many of which are operated by state and local government entities and include entitlement programs. During 2004, 2003 and 2002, we generated 49%, 57% and 52%, respectively, of our revenue from contracts that are directly or indirectly with government agencies. Government agencies generally have the right to cancel certain contracts at their convenience. Our ability to generate business from government agencies is affected by funding for entitlement programs, and our revenue would decline if state agencies reduce this funding.

Changes in government regulation of the health care industry may adversely affect our revenue, operating expenses and profitability.

Our business is based on providing systems for behavioral and public health organizations in both the public and private sectors. The federal and state governments have adopted numerous regulations relating to the health care industry, including regulations relating to the payments to health care providers for various services, and our systems are designed to provide information based on these requirements. The adoption of new regulations can have a significant effect upon the operations of health care providers, particularly those operated by state agencies. Furthermore, changes in regulations in the health care field may force us to modify our health information systems to meet any new record-keeping or other requirements and may impose added costs on our business. If that happens, we may not be able to generate revenues sufficient to cover the costs of developing the modifications. In addition, any failure of our systems to comply with new or amended regulations could result in reductions in our revenue and profitability.

If we are not able to take advantage of technological advances, we may not be able to remain competitive and our revenue may decline.

Our customers require software which enables them to store, retrieve and process very large quantities of data and to provide them with instantaneous communications among the various data bases. Our business requires us to take advantage of recent advances in software, computer and communications technology. This technology has been developing at rapid rates in recent years, and our future may be dependent upon our ability to use and develop or obtain rights to products utilizing such technology. New technology may develop in a manner which may make our software obsolete. Our inability to use or develop new technology would have a significant adverse effect upon our business.

We may have difficulty competing with larger companies that offer similar services, which may result in decreased revenue.

Our customers in the human services market include entitlement programs, managed care organizations and specialty care facilities which have a need for access to information over a distributed data network. Each of the software industry, in general, and the health information software business in particular, is highly competitive. Other companies have the staff and resources to develop competitive systems. We may not be able to compete successfully with such competitors. The health information systems business is served by a number of major companies and a larger number of smaller companies. We believe that price competition is a significant factor in our ability to market our health information systems and services, and our inability to offer competitive pricing may impair our ability to market our systems and services.

If we are unable to protect our intellectual property, our competitors may gain access to our technology, which could harm our ability to successfully compete in our market.

We have no patent protection for our proprietary software. We rely on copyright protection for our software and non-disclosure and secrecy agreements with employees and third parties to whom we disclose information. This protection does not prevent our competitors from independently developing products similar or superior to our products and technologies. To further develop our services or products, we may need to acquire licenses for intellectual property. These licenses may not be available on commercially reasonable terms, if at all. Our failure to protect our proprietary technology or to obtain appropriate licenses could have a material adverse effect on our business, operating results or financial condition. Since our business is dependent upon our proprietary products, the unauthorized use or disclosure of this information could harm our business.

We cannot guarantee that in the future, third parties will not claim that we infringed their intellectual property. Asserting our rights or defending against third party claims could involve substantial costs and diversion of resources, which could materially and adversely affect our financial condition.

Government programs may suggest or mandate initiatives that could impact our ability to sell our products.

A major initiative being pushed by President Bush and the Department of Health and Human Services is the National Electronic Health Record. The federal government is promoting this platform and technology which is based on supplying “freeware” to any agency who desires; however, support is not supplied. This initiative competes with the private for profit Health Information Systems vendor community and could adversely affect our ability to sell our products and our financial results.

The covenants in our loan agreement restrict our financial and operational flexibility, including our ability to complete additional acquisitions, invest in new business opportunities, pay down certain indebtedness or declare dividends.

Our term loan agreement contains covenants that restrict, among other things, our ability to borrow money, make particular types of investments, including investments in our subsidiaries, make other restricted payments, swap or sell assets, merge or consolidate, or make acquisitions. An event of default under our loan agreement could allow our lender to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our consolidated assets to secure the debt under our loan agreement. If the amounts outstanding under the loan agreement were accelerated, the lender could proceed against those consolidated assets. Any event of default, therefore, could have a material adverse effect on our business. The loan agreement also requires us to maintain specified financial ratios. Our ability to meet these financial ratios can be affected by events beyond our control, and we cannot assure you that we will continue to meet those ratios. We also may incur future debt obligations that might subject us to restrictive covenants that could affect our financial and operational flexibility or subject us to other events of default.

We have only paid one cash dividend after getting our lender’s consent and we do not anticipate paying any further cash dividends on our common stock in the foreseeable future. We presently intend to retain future earnings, if any, in order to provide funds for use in the operation and expansion of our business. Consequently, investors cannot rely on the payment of dividends to increase the value of their investment in us. In addition, our loan agreement prohibits us from paying cash dividends without the prior consent of the lender.

Our growth may be limited if we cannot make acquisitions.

A part of our business strategy is to acquire other businesses that are related to our current business. These acquisitions may be made with cash or securities or a combination of cash and securities. To the extent that we require cash, we may have to borrow the funds or issue equity, which could dilute our earnings or the book value per share of our common stock. Our stock price may adversely affect our ability to make acquisitions for equity or to raise funds for acquisitions through the issuance of equity securities. If we fail to make any acquisitions, our future growth may be limited. As of the date hereof, we do not have any agreement or understanding, either formal or informal, as to any acquisition.

We may be unable to effectively integrate CMHC Systems, Inc. or any other acquisitions, which may disrupt or have a negative impact on our business.

In September 2005, we consummated a merger with CMHC Systems, Inc., pursuant to which CMHC has become our wholly-owned subsidiary. We may have difficulty integrating CMHC’s personnel and operations with our own and we may have the same difficulty with any other acquisitions we may make. In addition, the key personnel of any acquired business may not be willing to work for us, and its officers may exercise their rights to terminate their employment with us. We cannot predict the effect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.

Because we are dependent on our management, the loss of key executive officers could disrupt our business and our financial performance could suffer.

Our business is largely dependent upon our senior executive officers, Messrs. James L. Conway, our chief executive officer, Gerald O. Koop, our president, and Anthony F. Grisanti, our chief financial officer. Although we have employment agreements with certain of these officers, the employment agreements do not guarantee that those officers will continue as our employees, and each of those officers has the right to terminate his employment on 90 days notice. Our agreements with Messrs. Conway and Grisanti are scheduled to expire on December 31, 2006. In addition, Mr. Koop’s employment agreement expired on December 31, 2005, following which he is expected to continue to work with us for a six-year period pursuant to our Executive Retirement, Non-Competition & Consulting Plan dated April 1, 2004. Our business may be adversely affected if any key management personnel or other key employees left our employ.

The employment contracts with our executive officers and provisions of Delaware law may deter or prevent a takeover attempt and may reduce the price investors might be willing to pay for our common stock.

The employment contracts between us and each of James Conway and Anthony Grisanti provide that in the event there is a change in control of our company, the employee has the option to terminate his employment agreement. Upon such termination, each of Messrs. Conway and Grisanti has the right to receive a lump sum payment equal to his compensation for a 36 month period.

In addition, Delaware law restricts business combinations with stockholders who acquire 15% or more of a company’s common stock without the consent of the company’s board of directors.

These provisions could deter or prevent a takeover attempt and may also reduce the price that investors might be willing to pay in the future for shares of our common stock.

Any issuance of preferred stock may adversely effect the voting power and equity interest of our common stock.

Our certificate of incorporation gives our board of directors the right to create new series of preferred stock. As a result, the board of directors may, without stockholder approval, issue preferred stock with voting, dividend, conversion, liquidation or other rights which could adversely affect the voting power and equity interest of the holders of our common stock. The preferred stock, which could be issued with the right to more than one vote per share, could be utilized as a method of discouraging, delaying or preventing a change of control. The possible impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any shares of preferred stock or to create any series of preferred stock, we may issue such shares in the future. If we issue preferred stock in a manner which dilutes the voting rights of the holders of our common stock, our listing on The Nasdaq SmallCap Market may be impaired.

Shares may be issued pursuant to options and warrants which may adversely affect the market price of our common stock.

We may issue stock upon the exercise of options to purchase shares of our common stock pursuant to our long term incentive plans, under which options to purchase 941,967 shares were outstanding at January 31, 2006 and upon the exercise of the warrants registered by the registration statement of which this prospectus forms a part. The exercise of these options and the sale of the underlying shares of common stock may have an adverse effect upon the price of our common stock.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and probably will, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described in this prospectus under "Risk Factors," and those described under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in other documents which we file with the Securities and Exchange Commission. In addition, such statements could be affected by risks and uncertainties related to product demand, market and customer acceptance, competition, government regulations and requirements, pricing and development difficulties, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect unanticipated events or circumstances after the date of this prospectus.

USE OF PROCEEDS

The proceeds from the sale of the shares by the selling securityholders will belong to the individual selling securityholder. We will not receive any of the proceeds from the sale of the shares. We will, however, receive the exercise price of the warrants upon their exercise. If all of the warrants are exercised in full, we will receive gross proceeds of $1,617,033. We cannot assure you that any warrants will be exercised. We expect to utilize any amounts that we receive upon the exercise of the warrants for new product development, sales and marketing expenditures, potential acquisitions and general corporate purposes. Our management will have broad discretion to determine the use of any proceeds.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on The Nasdaq SmallCap Market under the symbol NTST. Set forth below is the reported high and low sales prices of our common stock for each quarterly period set forth below:

Quarter Ended	High	Low

December 31, 2005	$15.00	$12.17
September 30, 2005	12.50	8.94
June 30, 2005	9.74	8.50
March 31, 2005	10.27	8.28

December 31, 2004	9.25	7.30
September 30, 2004	10.00	6.07
June 30, 2004	13.85	7.11
March 31, 2004	18.70	11.49

December 31, 2003	19.85	8.45
September 30, 2003	10.90	5.15
June 30, 2003	5.53	4.00
March 31, 2003	6.00	3.53

As of December 1, 2005, there were approximately 2,900 beneficial owners of our common stock. The closing price of our common stock was $13.00 per share on January 30, 2006. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

DIVIDEND POLICY

In July 2003, with our lender’s consent, we paid a one-time cash dividend of $.10 per share. We do not anticipate paying additional cash dividends on our common stock in the foreseeable future. We intend to retain any future earnings for the development and expansion of our business and for acquisitions. In addition, we are a party to a loan agreement which prohibits us from paying cash dividends without the prior consent of our lender.

SELLING SECURITYHOLDERS

We have agreed to register 490,000 shares of common stock and 147,003 shares of common stock underlying warrants issued to certain investors and the underwriter in our private placement offering consummated on October 14, 2005. The warrants have an exercise price of $11.00 per share.

Griffin Securities, Inc. acted as placement agent in connection with our private placement. As compensation, Griffin received cash placement agent fees and warrants to purchase 24,500 shares of our common stock, which is equal to 5% of the common stock issued to the investors that they introduced to us. Griffin’s warrant has the same terms as the investors’ warrants. Griffin is selling the shares of common stock issuable upon the exercise of its warrant.

We have also agreed to register 435,735 shares of common stock issued to former securityholders of CMHC Systems, Inc. and 20,000 shares of common stock issued to the owner of ContinuedLearning. The registration of these shares is required by the terms of those acquisitions.

None of the selling stockholders, nor any of their respective officers or directors, has had any position, office or other material relationship with us or our predecessors or affiliates within the past three years, except as described in the preceding paragraphs. None of the selling securityholders, other than Griffin Securities, is a registered broker-dealer or an affiliate of a broker-dealer.

We have agreed to pay all of the expenses in connection with the registration and sale of common stock (other than underwriting discounts and selling commissions) and the fees and expenses of counsel and other advisors to the selling securityholders. We will not receive any proceeds from the sale of any of the securities by the selling securityholders, except for the exercise price paid in connection with any exercise of warrants.

The information included below is based upon information provided by the selling securityholders. Because the selling securityholders may offer all, some, or none of their shares, the “after sale” column of the table assumes the sale of all of their shares offered by this prospectus; however, we do not know that this will actually occur. Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in amendments or supplements to this prospectus, if and when required.

Selling Securityholder	Shares owned prior to sale	Number of Shares offered hereby	Amount and nature of beneficial ownership of common stock after sale of the securities
			Number	Percent
Lance Malvin and Partners, Inc.(1)	2,553	2,553	0	0
Mark Ahn(1)	2,553	2,553	0	0
Mosaix Ventures LP (2)	371,875	371,875	0	0
Ranjan Lal(3)	61,980	61,980	0	0
Solomon Strategic Holdings, Inc. (4)	5,104	5,104	0	0
Sterling Securities Int’l Ltd.(5)	10,205	10,205	0	0
The Tail Wind Fund Ltd. (6)	61,252	61,252	0	0
Investment Strategies Fund LP (7)	20,418	20,418	0	0
Cordillera Fund, LP (8)	76,563	76,563	0	0
Griffin Securities, Inc. (9)	24,500	24,500	0	0
Sheree Graves	20,000	20,000	0	0
John Paton	347,192	347,192	0	0
R. Douglas Paton	4,969	4,969	0	0
George Foster	4,969	4,969	0	0
William Morse	452	452	0	0

Selling Securityholder	Shares owned prior to sale	Number of Shares offered hereby	Amount and nature of beneficial ownership of common stock after sale of the securities
			Number	Percent
Finova Mezzanine Capital Inc.(10)	18,580	18,580	0	0
Commerce Capital, L.P.(11)	7,960	7,960	0	0
Alistair John Deacon	11,328	11,328	0	0
668534 Alberta, Ltd.(12)	14,478	14,478	0	0
Paul H. Earley	21,092	21,092	0	0
Mary Sweeney	2,397	2,397	0	0
Stephen E. Richard	959	959	0	0
Michael J. Glaser	1,119	1,119	0	0
Debra Butler	240	240	0	0

(1)
Camille Froidevaux has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder include 511 shares of common stock underlying warrants issued to the selling securityholder in our private placement consummated on October 14, 2005.

(2)
Ranjan Lal has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder include 74,375 shares of common stock underlying warrants issued to the selling securityholder in our private placement consummated on October 14, 2005.

(3)
The shares offered by the selling securityholder include 12,396 shares of common stock underlying warrants issued to the selling securityholder in our private placement consummated on October 14, 2005.

(4)
Andrew P. Mackellar has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder include 1,021 shares of common stock underlying warrants issued to the selling securityholder in our private placement consummated on October 14, 2005.

(5)
Chris Bonvini has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder include 2,041 shares of common stock underlying warrants issued to the selling securityholder in our private placement consummated on October 14, 2005.

(6)
David Crook has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder include 12,251 shares of common stock underlying warrants issued to the selling securityholder in our private placement consummated on October 14, 2005. Mr. Crook disclaims beneficial ownership of the securities owned by the selling securityholder.

(7)
Matthew Shefler has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder include 4,084 shares of common stock underlying warrants issued to the selling securityholder in connection with our private placement consummated on October 14, 2005.

(8)
Jim Andrew has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder include 15,313 shares of common stock underlying warrants issued to the selling securityholder in connection with our private placement consummated on October 14, 2005.

(9)
Adrian Stecyk has dispositive and voting power with respect to the shares owned by the selling securityholder, the warrants owned by the selling securityholder and the shares underlying the warrants owned by the selling securityholder. The shares offered by the selling securityholder consist of 24,500 shares of common stock underlying warrants issued to the selling securityholder in connection with our private placement consummated on October 14, 2005.

(10)	Patrick M. Cornell and Jeffrey D. Weiss share dispositive and voting power with respect to the shares owned by the selling securityholder.
(11)	Andy Higgins and Rudy Ruark share dispositive and voting power with respect to the shares owned by the selling securityholder.
(12)	John Truwhitt has dispositive and voting power with respect to the shares owned by the selling securityholder.

PLAN OF DISTRIBUTION

Our shares are traded on the Nasdaq SmallCap Market under the symbol “NTST.” On behalf of the selling securityholders, we are registering the shares of common stock issued or issuable to the selling securityholders. The distribution of the shares by the selling securityholders is not subject to any underwriting agreement. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

o
transactions on The Nasdaq Stock Market or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the warrants and our preferred stock and common stock may be listed or quoted at the time of sale;

o	in the over-the-counter market;
o	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;
o	in connection with short sales of the shares;
o	by pledge to secure or in payment of debt and other obligations;
o	through the writing of options, whether the options are listed on an options exchange or otherwise;
o	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
o	through a combination of any of the above transactions.

The selling securityholders and their respective successors, including their transferees, pledgees or donees or their successors, may sell common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the issued and outstanding shares of common stock or the shares of stock issuable upon exercise of warrants may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling securityholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The shares are not being offered in any jurisdiction where the offer is not permitted.

EXPERTS

The consolidated financial statements of Netsmart Technologies, Inc., and subsidiary appearing in our company’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Marcum & Kliegman LLP, our independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon reports given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of CMHC Systems, Inc. and subsidiary as of March 31, 2005 and 2004, and for the years then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that the company’s consolidated balance sheet as of March 31, 2004 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended have been restated.

The reviewed financial statements and schedules of CMHC Systems, Inc. and subsidiary as of June 30, 2005 and 2004, and for the three month periods then ended, have been incorporated by reference herein in reliance upon the report of Saltz, Shamis & Goldfarb, Inc., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and review services

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Kramer, Coleman, Wactlar & Lieberman, P.C., Jericho, New York.

PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the merger of CMHC Systems, Inc. with a subsidiary of Netsmart as if it occurred on September 30, 2005. The unaudited pro forma condensed consolidated balance sheet also reflects the issuance of a five-year term loan on October 7, 2005 for $2,500,000 and the issuance of 490,000 shares of common stock on October 14, 2005 in a private placement for net proceeds of $4,218,104, as if the financings had occurred on September 30, 2005. The balance sheets of CMHC and Addiction Management Systems, or AMS, are not presented separately within Netsmart’s unaudited pro forma condensed consolidated balance sheet, since the assets purchased in these acquisitions are already included in the Netsmart balance sheet due to the fact that the acquisitions occurred prior to the Netsmart balance sheet date of September 30, 2005.

The unaudited pro forma condensed consolidated statements of operations reflect the results of operations of Netsmart for the year ended December 31, 2004 and of CMHC for the fiscal year ended March 31, 2005, and for the nine months ended September 30, 2005 for both entities as if the merger occurred at the beginning of each of the respective periods presented. The unaudited pro forma condensed consolidated statements of operations also reflect the results of operations of AMS for the year ended December 31, 2004 and for the six months ended June 30, 2005. The AMS acquisition closed on June 20, 2005; the operating results for the nine-day period between the date of the acquisition and June 30, 2005 were negligible and, as a result Netsmart has elected to use the full six-month period ended June 30, 2005 for pro forma purposes.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of Netsmart’s consolidated financial position or results of operations in future periods or the results that actually would have been realized if the merger and acquisitions occurred during the specified periods. The pro forma adjustments are based on available financial information and certain estimates and assumptions set forth in the accompanying notes. The unaudited pro forma condensed consolidated balance sheet and statements of operations reflect Netsmart’s best estimates of the purchase price allocation; however, the final allocation may differ from the pro forma amounts. The unaudited pro forma condensed consolidated financial statements, including the notes thereto should be read in conjunction with, historical consolidated financial statements and the related notes thereto of Netsmart included in its Form 10-K for the year ended December 31, 2004 and its Form 10-Q for the quarterly period ended September 30, 2005 which are on file with the SEC, and the audited financial statements for the years ended March 31, 2005 and 2004 and the reviewed financial statements for the three months ended June 30, 2005 and 2004 of CMHC included in Netsmart’s Report on Form 8-K dated September 28, 2005, as amended by Form 8-K/A dated December 9, 2005 and January 10, 2006.

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (See note A)
SEPTEMBER 30, 2005

	Netsmart		Pro Forma Adjustments	Combined and Consolidated
Assets:	September 30, 2005	Note	September 30, 2005	September 30, 2005
Current Assets:
Cash and Cash Equivalents	$7,855,340	(A1)	4,218,104	$14,573,444
		(A2)	2,500,000

Accounts Receivable Net	10,193,872			10,193,872
Costs and Estimated Profits in Excess
of Interim Billings	1,405,492			1,405,492
Deferred taxes	1,262,912			1,262,912
Other Current Assets	803,558			803,558
Total Current Assets	$21,521,174		$6,718,104	$28,239,278

Property and Equipment Net	2,811,378			2,811,378

Other Assets:
Software Development Costs - Net	6,786,069			6,786,069
Customer Lists - Net	8,271,939			8,271,939
Capitalized Backlog	490,000			490,000
Goodwill	19,090,270			19,090,270
Deferred taxes less current portion	1,157,281			1,157,281
Investment in CMHC				0
Other Assets	115,663			115,663
Total Other Assets	35,911,222		0	35,911,222

Total Assets	$60,243,774		$6,718,104	$66,961,878

Liabilities and Stockholders' Equity:
Current Liabilities:
Current Portion - Long Term Debt	$500,034	(A2)	$500,000	$1,000,034
Promissory Note	$494,414			$494,414
Current Portion Capital Lease Obligations	45,248			45,248
Accounts Payable	5,722,075			5,722,075
Accrued Expenses	3,450,058			3,450,058
Interim Billings in Excess of Costs and Estimated
Profits	6,296,390			6,296,390
Deferred Revenue	9,613,008			9,613,008
Total Current Liabilities	26,121,227		500,000	26,621,227

Long Term Debt - Less current portion	-	(A2)	2,000,000	2,000,000
Capital Lease Obligations - Less current portion	38,058			38,058
Interest Rate Swap at Fair Value	2,144			2,144
Deferred taxes	2,481,000			2,481,000
Deferred Rent Payable	477,027			477,027
				-
Total Non Current Liabilities	2,998,229		2,000,000	4,998,229

Commitments and Contingencies

Stockholders' Equity:
Preferred Stock	-			-
Common Stock	60,588	(A1)	4,900	65,488

Additional Paid in Capital	35,181,386	(A1)	4,213,204	39,394,590

Accumulated Comprehensive loss - Interest Rate Swap	(2,144)			(2,144)
Accumulated Deficit	(2,402,530)			(2,402,530)
	32,837,300		4,218,104	37,055,404
Less: cost of shares of Common Stock held
in treasury - 227,924 shares at June 30, 2005
and December 31, 2004	1,712,982			1,712,982

Total Stockholders' Equity	31,124,318		4,218,104	35,342,422

Total Liabilities and Stockholders' Equity	$60,243,774		$6,718,104	$66,961,878

See Notes to Pro Forma Condensed Consolidated Financial Statements.

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

	Netsmart	CMHC	AMS	Note	Pro Forma Adjustments	Consolidated
	Nine months ended	Nine months ended	Six months ended		Nine months ended	Nine months ended
Revenues:	Sept 30, 2005	Sept 30, 2005	June 30, 2005		Sept 30, 2005	Sept 30, 2005
Software and Related
Systems and Services:
General	$13,462,087	$4,661,552	$625,063			18,748,702
Maintenance Contract Services	7,076,606	13,487,011	742,529			21,306,146
Total Software and Related Systems & Services	20,538,693	18,148,563	1,367,593		-	40,054,848

Application Service Provider Services	1,785,665					1,785,665
Data Center Services	1,380,234					1,380,234
Total Revenues	23,704,592	18,148,563	1,367,593		-	43,220,747

Cost of Revenues:
Software and Related
Systems and Services:
General	7,288,864	1,932,108	119,204	(B1a)	1,114,418	10,211,633
				(B1b)	(242,961)
Maintenance Contract Services	3,237,724	5,104,790	448,178			8,790,692
Total Software and Related Systems & Services	10,526,588	7,036,898	567,383		871,457	19,002,325

Application Service Provider Services	1,143,147					1,143,147
Data Center Services	677,017					677,017
Total Cost of Revenues	12,346,752	7,036,898	567,383		871,457	20,822,489

Gross Profit	11,357,840	11,111,665	800,210		(871,457)	22,398,258

Selling, General and Administrative Expenses	6,782,444	6,977,885	184,654	(B1c)	$282,306	14,227,290

Research, Development and Maintenance	2,855,906	3,007,100				5,863,006
Total	9,638,350	9,984,985	184,654		282,306	20,090,296

Operating Income	1,719,490	1,126,680	615,556		(1,153,763)	2,307,962
Interest and Other Income	246,257	12,519				258,776
Interest and Other Expense	52,369	72,640		(B3)	122,696	247,705
Income before Income Tax Expense	1,913,378	1,066,559	615,556		(1,276,460)	2,319,033
Income Tax Expense	722,000	71,972		(B2)	87,261	881,233
Net Income	$1,191,378	$994,587	$615,556		$(1,363,721)	$1,437,800

Earnings Per Share ("EPS")of Common Stock:
Basic EPS	$0.22					$0.23

Weighted Average Number of Shares of
Common Stock Outstanding	5,409,836			(B4)	925,735	6,335,571

Diluted EPS	$0.21					$0.22

Weighted Average Number of Shares of
Common Stock and Common Stock
Equivalents Outstanding	5,655,631			(B4)	925,735	6,581,366

See Notes to Pro Forma Condensed Consolidated Financial Statements.

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

	Netsmart	CMHC consolidated	Less 570 Metro Place North Limited Partnership	CMHC	AMS			Consolidated
	12/31/2004	3/31/2005	3/31/2005	3/31/2005	12/31/2004	Note	Pro Forma Adjustments	Year End 2004
Revenues:
Software and Related
Systems and Services:
General	$16,931,606	$5,340,220		$5,340,220	$598,654			$22,870,480
Maintenance Contract Services	8,289,525	16,460,035		16,460,035	1,302,372			26,051,932
Total Software and Related Systems & Services	25,221,131	21,800,255		21,800,255	1,901,026		-	48,922,412

Application Service Provider Services	1,725,473							1,725,473
Data Center Services	2,058,240							2,058,240
Total Revenues	29,004,844	21,800,255		21,800,255	1,901,026		-	52,706,125

Cost of Revenues:
Software and Related
Systems and Services:
General	9,203,071	2,684,231		2,684,231	147,991	(B1a)	1,571,338	12,919,372
						(B1b)	(687,258)
Maintenance Contract Services	4,168,975	6,493,320		6,493,320	1,026,503			11,688,798
Total Software and Related Systems & Services	13,372,046	9,177,551		9,177,551	1,174,493		884,079	24,608,169

Application Service Provider Services	926,333							926,333
Data Center Services	849,353							849,353
Total Cost of Revenues	15,147,732	9,177,551		9,177,551	1,174,493		884,079	26,383,855

Gross Profit	13,857,112	12,622,704		12,622,704	726,533		(884,079)	26,322,269

Selling, General and Administrative Expenses	7,293,865	8,995,584	298,260	9,293,844	588,527	(B1c)	$434,613	17,610,849

Research, Development and Maintenance	3,498,448	4,663,100		4,663,100				8,161,548
Total	10,792,313	13,658,684	298,260	13,956,944	588,527		434,613	25,772,397

Operating Income	3,064,799	-1,035,980	(298,260)	(1,334,240)	138,005		(1,318,692)	549,873
Interest and Other Income	126,379	24,878		24,878				151,257
Minority Interest - Partnership		159,218	(159,218)	0
Interest and Other Expense	129,213	213,949	(135,085)	78,864		(B3)	160,506	368,583
Income before Income Tax Expense	3,061,965	-1,384,269	(3,957)	(1,388,226)	138,005		(1,479,197)	332,547
Income Tax Expense	309,000	254,910	3,957	(258,867)		(B2)	76,235	126,368
Net Income	$2,752,965	($1,129,359)	$0	($1,129,359)	$138,005		($1,555,432)	$206,179

Earnings Per Share ("EPS") of Common Stock:
Basic EPS	$0.52							$0.03

Weighted Average Number of Shares of
Common Stock Outstanding	5,331,700					(B4)	925,735	6,257,435

Diluted EPS	$0.50							$0.03

Weighted Average Number of Shares of
Common Stock and Common Stock
Equivalents Outstanding	5,536,731					(B4)	925,735	6,462,466

See Notes to Pro Forma Condensed Consolidated Financial Statements.

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Pursuant to the merger agreement dated September 20, 2005, Netsmart Technologies, Inc. Netsmart acquired 100% of the equity of CMHC Systems, Inc. The purchase price totaled $19,565,956 as follows: 435,735 shares of Netsmart’s common stock (valued at $4,915,091), $12,994,758 in cash plus additional cash consideration currently estimated to be $792,024 as required by the “working capital adjustment” calculated and payable as defined in the merger agreement (subject to adjustment, see Note 2), and acquisition costs of $864,083. The cash consideration was paid utilizing the working capital of Netsmart. The acquisition has been accounted for under the purchase method of accounting in accordance with SFAS No. 141 by which the acquiring company records at its cost the acquired assets less liabilities assumed.

Pursuant to the asset purchase agreement dated June 20, 2005, CSM acquired certain assets and liabilities and rights to the intellectual property and customer contracts of AMS. The purchase price was $3,590,778, which consisted of $948,833 of liabilities assumed for pre billed services plus $2,641,945 in cash. The source of the cash consideration was the working capital of Netsmart. The purchase has been accounted for under the purchase method of accounting in accordance with SFAS No. 141.

On October 7, 2005, Netsmart entered into a Loan Agreement consisting of (i) a $2,500,000 Revolving Credit Loan and (ii) a $2,500,000 Term Loan. On October 7, 2005, Netsmart borrowed the full amount of the $2,500,000 Term Loan. On October 14, 2005, Netsmart issued 490,000 shares of common stock and 147,004 common stock purchase warrants in a private placement generating net proceeds of $4,218,000.

2. PRO FORMA ADJUSTMENTS

CMHC Merger

CMHC reports on a fiscal year end of March 31 and, as a result, the pro forma statement of operations for the year ended December 31, 2004 is inclusive of CMHC operations for the period of January 1, 2005 thru March 31, 2005. CMHC revenue and net income for the three months ended March 31, 2005 were $6,559,865 and $569,045 respectively.

Netsmart purchased 100% of the equity of CMHC. Netsmart did not purchase 570 Metro Place North Limited Partnership, an entity that is majority-owned by CMHC’s former majority stockholder and owns the land and the building where CMHC conducts most of its operations. The breakdown of the allocation of the assets is subject to adjustment. The total acquisition cost is based upon certain estimates and is also subject to adjustment.

The following are the details of the total acquisition cost:

Cash paid	$12,994,758
Market value of common stock issued	4,915,091
Estimated working capital adjustment *	792,024
Other acquisition costs	864,083
Total acquisition	$19,565,956

The total cost of acquisition was allocated as follows **:

Current assets	$3,537,404
Property and equipment	527,535
Customer lists	5,200,000	(to be amortized over 20 years)
Backlog	490,000	(to be amortized over 1 year)
Software purchased	3,300,000	(to be amortized over 4 years)
Goodwill	19,216,024
Deferred taxes, long-term	940,128
Other assets	26,208
Total assets	33,237,299
Current liabilities	(10,225,331)
Long-term obligations	(30,012)
Deferred taxes, long-term	(3,416,000)
Total liablitites	(13,671,343)
Total acquisition allocation	$19,565,956

* The working capital adjustment of an estimated $792,024 is based upon the terms of the merger agreement whereby the purchase price will include an amount equal to the amount that the final net working capital of CMHC is greater than a negative $7.5 million. This estimate is based upon the unaudited balance sheet of CMHC as of September 30, 2005 and is subject to adjustment.

** The primary fair value adjustments made to CMHC’s historical cost balance sheet were to increase the value of CMHC’s software to fair value, and to record customer lists, contract backlog and goodwill and the related deferred tax liability. For all other assets and liabilities, historical cost approximated fair value.

•
In order to value CMHC’s software, management considered the historical costs incurred as well as projected costs to recreate the software. However, since there is a specific earnings stream that can be associated exclusively with the existing software, management applied a discounted cash flow model in its estimation of the fair value of the software. CMHC’s software consists of management information systems used by behavioral and public health organizations; the systems include financial, client administration, clinical assessment and administration. The estimated useful life of the software is four years. Such estimate considered the following: (i) the software is an integral part of each customer’s operations and is not easily replaced, (ii) however, the underlying architecture of the software is based on unsupported programming language and character-based screens (not the graphical interfaces used today) and will need to be updated, and (iii) the results of the discounted cash flow analysis.

•
The customer list has been valued using a discounted cash flow model. CMHC provides computer-based management information systems for approximately 400 behavioral and public healthcare organizations. CMHC’s relationships with its customers are long-term in nature, indicating that the customer relationships are an important intangible asset to Netsmart. CMHC has been in business since 1978, and based upon their historical attrition rate, and the 30 year projections used for the cash flow analysis, the useful life of the customer lists is estimated to be 20 years.

•
The contract backlog represents the fair value of various customer contracts and purchase orders that have already been billed to the customers, but for which services have not yet been performed. The value was determined using a discounted cash flow model. The contract backlog is being amortized over 12 months, since the services to be performed with respect to the underlying customer contracts are expected to be completed within one year.

•
The deferred tax liability represents a long term deferred tax liability related to the above fair valuation adjustments for the capitalized software, customer list and contract backlog intangible assets. These intangibles are not deductible expenses for tax purposes. The tax effect has been calculated utilizing Netsmart's blended statutory tax rate of 38%.

•
Goodwill represents the excess of the cost of CMHC over the net of the amounts assigned to tangible and identifiable intangible assets acquired and liabilities assumed. The goodwill is not amortized for book or income tax purposes.

Netsmart only recently purchased CMHC, and accordingly, is still gathering data related to the allocation of the purchase price. As such, the purchase price allocation is subject to change. Changes could include a reallocation of intangible assets which would likely have the effect of increasing or decreasing future amortization expense, since the intangible assets have initially been assigned varied lives ranging from no amortization (for goodwill) to 20 year amortization (for the customer list). Additionally, the lives assigned to the identifiable intangible assets represent management’s best estimates of the time period in which it will continue to receive benefits from these assets. The useful lives may need to be adjusted in the future based upon changes to the expected useful lives of such assets. As a result, future amortization expense could be materially different from the pro forma amortization expense presented herein.

Strategic headcount adjustments related to the CMHC merger decreasing cost of sales, selling, general and administrative and research, development and maintenance expenses have not been reflected in the pro forma adjustments to the statement of operations. These adjustments are the result of planned strategic employee terminations that occurred on and shortly after the closing date of the merger.

Consulting contracts were entered into with several senior executives of CMHC ranging in duration from day-to-day to up to six months. These contracts, in effect, replace the salaries of the executives and, as a result, do not have a significant impact on operations going forward.

As a result of the merger, Netsmart assumed the lease agreement on the premises located at 570 Metro Place North in Dublin, Ohio. The subject building is owned by CMHC’s former majority stockholder who is a current employee of Netsmart. Netsmart has reviewed Fin 46 R and has determined that the consolidation is not required The lease ends on October 31, 2013 and, based upon research of comparable rental property, Netsmart has determined that the current rent being paid under the terms of the lease represents a fair market price for leases currently being negotiated in that market. In addition, the rental payments that are required for the next twelve months approximate the rental payments that have been made over the past year by CMHC and, as a result, no pro forma adjustment has been made.

Subsequent to the acquisition of CMHC, Netsmart sold to investors , pursuant to a private placement agreement, an aggregate 490,000 shares of common stock and warrants to purchase 122,504 shares of common stock. Netsmart has received $4,493,104 in gross proceeds and paid commissions of $275,000 related to the private placement. Netsmart has also issued a warrant to purchase 24,500 shares to the placement agent. The private placement agreement requires Netsmart to file a registration statement within 30 days of the closing of the private placement, and to use its reasonable best efforts to have such registration statement declared effective by the SEC within 90 days of the closing. Generally, the private placement agreement further provides for a penalty to be paid to the investors should Netsmart fail to meet its registration obligations. Such penalty is payable to the investors in cash at the rate of 2.5% of the gross proceeds per month, up to a maximum penalty of 20% of the gross proceeds. Netsmart has accounted for the proceeds of the private placement as equity in accordance with View A of EITF 05-04. Any potential penalties incurred pursuant to the registration rights agreement will be recorded in earnings when and if incurred as per SFAS 5.

Addiction Management Systems, Inc. Asset Purchase

Netsmart did not purchase any of the assets on the AMS balance sheet other than the purchase of certain inventory items utilized to resell to then-existing clients, the value of which has been recorded as $32,048, certain accounts receivable in the amount of $127,698 and a lease security deposit in the amount of $3,334. Netsmart did not assume any of the liabilities reflected on the AMS balance sheet other than for contract performance related to revenue collected from clients in advance of performance of work contracted for in the amount of $948,833.

The following are the details of the total acquisition cost:

Cash paid	$2,641,945
Liabilities assumed	948,833
Other acquisition costs	19,904
Total acquisition	$3,610,682

The total cost of acquisition was allocated as follows:

Customer lists	$1,396,902	(to be amortized over 8 years)
Software purchased	2,050,700	(to be amortized over 8 years)
Accounts Receivable purchased	127,698
Inventory purchased	32,048
Lease security deposit	3,334
Total acquisition allocation	$3,610,682

Pro forma adjustments were made to the unaudited condensed consolidated statements of operations for the year ended December 31, 2004 and for the six months ended June 30, 2005 to reflect amortization of $430,950 and $215,475, respectively, for customer lists and software purchased.

The following are the notes explaining pro forma adjustments to the unaudited condensed consolidated balance sheet as of September 30, 2005:

(A)
The acquired assets and liabilities of CMHC and AMS are already incorporated in the Netsmart consolidated balance sheet as of September 30, 2005. These acquisitions occurred prior to the balance sheet date and are therefore not shown separately for pro forma balance sheet purposes.

(A1)
On October 14, 2005, Netsmart sold in a private placement an aggregate 490,000 shares of common stock and warrants to purchase 122,504 shares of common stock. Netsmart received $4,218,104 (net of commissions of $275,000) related to the private placement. Netsmart also issued to the placement agent a warrant to purchase 24,500 shares of common stock. All of the warrants have an exercise price of $11.00 and have a term of 5 years.

(A2)
On October 7, 2005, Netsmart entered into a Loan Agreement consisting of (i) a $2,500,000 Revolving Credit Loan and (ii) a $2,500,000 Term Loan. On October 7, 2005, Netsmart borrowed the full amount of the $2,500,000 Term Loan. Netsmart has not borrowed any amounts under the Revolving Credit Loan. The principal amount of the Term Loan is payable in sixty (60) consecutive monthly installments. The unpaid principal amount of the Term Loan bears interest at the LIBOR Rate plus 2.25%, which rate was swapped into a fixed rate equivalent of 7.1% for the term of the Term Loan.

Pro forma adjustments were made to the unaudited condensed consolidated statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 to reflect changes resulting from merger that are directly attributable, factually supportable and are expected to have continuing impact on the combined operations. The following are the notes explaining such pro forma adjustments:

(B1a)
The adjustment increasing cost of sales is due mainly to the amortization of the of the acquired software related to the CMHC merger and the amortization of the acquired software related to the AMS acquisition. The amounts specific to each acquisition are as follows:

	Year ended	Nine Months ended
	December 31, 2004	September 30, 2005
CMHC	$1,315,000	$986,250
AMS	256,337	128,168
Total	$1,571.337	$1,114,418

(B1b)	The adjustment decreasing cost of sales is the result of eliminating amortization of the acquired software that is already reflected in the historical statements of operations.

(B1c)
The adjustment increasing selling, general and administrative expenses is due mainly to the amortization of the customer list related to the CMHC merger and the amortization of customer list related to the AMS acquisition. The amounts specific to each acquisition are as follows:

	Year ended	Nine Months ended
	December 31,2004	September 30,2005
CMHC	$260,000	$195,000
AMS	174,613	87,306
Total	$434,613	$282,306

(B2)	The adjustment to the income tax provision is to reflect the overall 38% normal tax rate for Netsmart.
(B3)	This adjustment represents interest expense on the Term Loan entered into on October 7, 2005.
(B4)	The pro forma adjustment to the number of common shares outstanding is a direct result of:
1. The issuance of 435,735 shares related to the CMHC merger.
2. The shares issued pursuant to the private placement contracts resulting in the issuance of 490,000 shares of common stock and warrants to purchase 122,504 shares of common stock plus an additional warrant to purchase 24,500 shares of common stock issued to the placement agent.
The common shares issued have been reflected in both the basic and diluted earnings per share calculation and the warrants issued to purchase common stock have not been reflected in the diluted earning per share calculation as the result would be anti dilutive.

WHERE YOU CAN FIND MORE INFORMATION

Government Filings. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. As such, we file annual, quarterly and special reports, proxy statements and other documents with the Securities and Exchange Commission. These reports, proxy statements and other documents may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on their public reference facilities. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding companies, including our company, that file electronically with the SEC at the address “http://www.sec.gov.”

Stock Market. Our common stock is listed on The Nasdaq SmallCap Market. Material filed by us can also be inspected and copied at the offices of NASDAQ at 1735 K Street, N.W., Washington, D.C. 20006.

Netsmart. We will provide you without charge, upon your request, a copy of any or all reports, proxy statements and other documents filed by us with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to us at our executive offices:

Netsmart Technologies, Inc.
3500 Sunrise Highway
Great River, NY 11739
Attn: James L. Conway
Telephone number: (631) 968-2000
www.csmcorp.com

We are incorporated under the laws of the state of Delaware.

Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that:

•	incorporated documents are considered part of this prospectus,
•	we can disclose important information to you by referring you to those documents, and
•	information that we file after the date of this prospectus with the SEC will automatically update and supersede information contained in this prospectus and the registration statement.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 18, 2005;
•	Our annual report on Form 10-K/A for the fiscal year ended December 31, 2004 filed with the SEC on December 9, 2005;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC on May 11, 2005;
•	Our quarterly report on Form 10-Q/A for the quarter ended March 31, 2005 filed with the SEC on December 9, 2005;
•	Our quarterly report on Form 10-Q/A for the quarter ended March 31, 2005 filed with the SEC on January 10, 2006;
•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 10, 2005;
•	Our quarterly report on Form 10-Q/A for the quarter ended June 30, 2005 filed with the SEC on December 9, 2005;
•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2005 filed with the SEC on November 11, 2005;
•	Our quarterly report on Form 10-Q/A for the quarter ended September 30, 2005 filed with the SEC on December 9, 2005;
•	Our proxy statement on Schedule 14A filed with the SEC on May 26, 2005;
•	Our current report on Form 8-K filed with the SEC on May 3, 2005;
•	Each of the two current reports on Form 8-K filed with the SEC on June 21, 2005;
•	Our current report on Form 8-K filed with the SEC on July 14, 2005;
•	Our current report on Form 8-K filed with the SEC on September 22, 2005;
•	Our current report on Form 8-K filed with the SEC on September 30, 2005;
•	Our current report on Form 8-K filed with the SEC on October 14, 2005;
•	Our current report on Form 8-K filed with the SEC on October 17, 2005;
•	Our current report on Form 8-K/A filed with the SEC on December 9, 2005;
•	Our current report on Form 8-K/A filed with the SEC on January 10, 2006;
•	Our current report on Form 8-K/A filed with the SEC on February__, 2006;and
•	The description of our common stock contained in our registration statement on Form 8-A, declared effective on August 13, 1996.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of such documents.

No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us, any selling securityholder or any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, except as otherwise contemplated by the rules and regulations of the Securities and Exchange Commission, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

1,092,738 Shares of COMMON STOCK NETSMART TECHNOLOGIES, INC. PROSPECTUS ______________, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The estimated expenses of the distribution, all of which are to be borne by us, are as follows:

SEC Registration Fee	$1,667
Accounting Fees and Expenses	$10,000
Legal Fees and Expenses	$25,000
Miscellaneous	$3,333
Total	$40,000

Item 15. Indemnification of Directors and Officers.

Under the Delaware General Corporation Law, a corporation may indemnify any director, officer, employee or agent against expense (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any specified threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Article EIGHTH of our Restated Certificate of Incorporation provides for indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

We also maintain directors and officers’ liability insurance. This insurance covers any person who has been or is an officer or director of us or any of our subsidiaries for all expense, liability and loss (including attorneys’ fees, investigation costs, judgments, fines, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding, net of the deductible.

Item 16. Exhibits.

Number	Description

4.1	Specimen Common Stock Certificate - incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-3 (333-104565), filed on April 16, 2003
4.2	Form of Warrant*
4.3	Form of Subscription Agreement between Netsmart Technologies, Inc. and Private Placement purchasers, including amendment.*
5	Opinion of Kramer, Coleman, Wactlar & Lieberman, P.C. (included in consent filed as Exhibit 23.2)*
10.1	Letter Agreement between Griffin Securities, Inc. and Netsmart Technologies, Inc. dated as of August 9, 2005*

10.2	Letter Agreement between Griffin Securities, Inc. and Netsmart Technologies, Inc. dated as of October 11, 2005*
23.1	Consent of Marcum & Kliegman LLP
23.2	Consent and opinion of Kramer, Coleman, Wactlar & Lieberman, P.C.*
23.3	Consent of KPMG LLP
23.4	Consent of Saltz, Shamis & Goldfarb
24	Powers of Attorney *

* previously filed

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above shall not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report to securityholders that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(1) Each prospectus filed by the registrant pursuant to Securities Act Rule 424(b)(3) (§230.424(b)(3)) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(2) Each prospectus required to be filed pursuant to Securities Act Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7)) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(3) Each prospectus filed pursuant to Securities Act Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Securities Act Rule 430B or other than prospectuses filed in reliance on Securities Act Rule 430A (§230.430A), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Islip, State of New York, this 2nd day of February, 2006.

NETSMART TECHNOLOGIES, INC.

By:	/s/ James L. Conway
James L. Conway
Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed on February 2, 2006 by the following persons in the capacities indicated.

/s/James L. Conway	Chief Executive Officer and Director
James L. Conway	(Principal Executive Officer)

/s/Gerald O. Koop*	President and Director
Gerald O. Koop

/s/Anthony F. Grisanti	Chief Financial Officer, Treasurer
Anthony F. Grisanti	and Secretary (Principal Accounting Officer
and Principal Financial Officer)

/s/John F. Philips*	Vice President and Director
John F. Phillips

Director
Yacov Shamash

/s/Joseph C. Sicinski *	Director
Joseph C. Sicinski

/s/Francis J. Calcagno*	Director
Francis J. Calcagno

/s/John S.T. Gallagher*	Director
John S.T. Gallagher

* By James L. Conway, Attorney-in-Fact

Exhibit Index

Number	Description

4.1	Specimen Common Stock Certificate - incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-3 (333-104565), filed on April 16, 2003
4.2	Form of Warrant*
4.3	Form of Subscription Agreement between Netsmart Technologies, Inc. and Private Placement purchasers, including amendment*
5	Opinion of Kramer, Coleman, Wactlar & Lieberman, P.C. (included in consent filed as Exhibit 23.2)*
10.1	Letter Agreement between Griffin Securities, Inc. and Netsmart Technologies, Inc. dated as of August 9, 2005*
10.2	Letter Agreement between Griffin Securities, Inc. and Netsmart Technologies, Inc. dated as of October 11, 2005*
23.1	Consent of Marcum & Kliegman LLP
23.2	Consent and opinion of Kramer, Coleman, Wactlar & Lieberman, P.C.*
23.3	Consent of KPMG LLP
23.4	Consent of Saltz, Shamis & Goldfarb
24	Powers of Attorney (set forth on the signature page of this registration statement on Form S-3)*

* previously filed

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 8-K/A

Amendment No. 3

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 28, 2005

Netsmart Technologies, Inc.
(Exact name of Registrant as Specified in its Charter)

Delaware	000-21177	13-3680154
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation	File No.)	Identification No.)

3500 Sunrise Highway, Great River, New York 11739
(Address of Principal Executive Office)

Registrant’s telephone number, including area code: (631) 968-2000.

Item 9.01. Financial Statements and Exhibits.

This filing amends the current report on Form 8-K of Netsmart Technologies, Inc. (“Netsmart”) dated September 28, 2005 regarding Netsmart’s acquisition by merger of CMHC Systems, Inc.(“CMHC”) pursuant to the agreement and plan of merger (“the merger agreement”) dated September 20, 2005 among CMHC, Hayes Acquisition Corp., a newly-formed wholly owned subsidiary of the Registrant, and John Paton, solely in the capacity of Securities Holders Representative, as amended by Form 8-K/A filed on December 9,2005 and Form 8-K/A filed on January 10,2006.

(b)	Pro Forma Financial Information.

The financial information required by the Item is annexed hereto as Exhibit 99.3. The unaudited pro forma condensed consolidated financial statements give effect to the merger agreement and the asset purchase agreement dated June 17, 2005, as well as the issuance of a $2,500,000 term loan on October 7, 2005 and the private placement of common stock on October 14, 2005. The acquisition agreements were accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” by which the acquiring company records at its cost the acquired assets less liabilities assumed.

The unaudited pro forma condensed consolidated balance sheet has been prepared to reflect the merger as if it occurred on June 30, 2005. The unaudited pro forma condensed consolidated balance sheet also reflects the issuance of a five-year term loan on October 7, 2005 for $2,500,000 and the issuance of 490,000 shares of common stock on October 14, 2005 in a private placement for net proceeds of $4,218,104, as if the financings had occurred on June 30, 2005. The balance sheet of Addiction Management Systems (“AMS”) is not presented separately within the unaudited pro forma condensed consolidated balance sheet of Netsmart, since the assets purchased are already included in the Netsmart balance sheet due to the fact that the acquisition occurred prior to the Netsmart balance sheet date of June 30, 2005.

The unaudited pro forma condensed consolidated statements of operations reflect the results of operations of Netsmart for the year ended December 31, 2004 and of CMHC for the fiscal year ended March 31, 2005, and for the six months ended June 30, 2005 for both entities as if the merger occurred at the beginning of each of the respective periods presented. The unaudited pro forma condensed consolidated statements of operations also reflect the results of operations of AMS for the year ended December 31, 2004 and for the six months ended June 30, 2005. The AMS acquisition closed on June 20, 2005; the operating results for the nine-day period between the date of the acquisition and June 30, 2005 were negligible and, as a result Netsmart has elected to use the full six-month period ended June 30, 2005 for pro forma purposes.

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of Netsmart’s consolidated financial position or results of operations in future periods or the results that actually would have been realized if the merger and acquisitions occurred during the specified periods. The pro forma adjustments are based on available financial information and certain estimates and assumptions set forth in the accompanying notes. The unaudited pro forma condensed consolidated balance sheet and statements of operations reflect Netsmart’s best estimates of the purchase price allocation; however, the final allocation may differ from the pro forma amounts. The unaudited pro forma condensed consolidated financial statements, including the notes thereto should be read in conjunction with, historical consolidated financial statements and the related notes thereto of Netsmart included in its Form 10-K for the year ended December 31, 2004 and its Form 10-Q the quarterly period ended June 30, 2005 which are on file with the SEC, and the audited financial statements for the years ended March 31, 2005 and 2004 and the reviewed financial statement for the three months ended June 30, 2005 and 2004 of CMHC which were previously filed as Exhibits 99.1 and 99.2 to this Form 8-K/A.

(d)	Exhibits.

99.3	Pro Forma Combined Financial Statements of Netsmart and CMHC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Netsmart Technologies, Inc.

/s/ James L. Conway	President, Chief Executive	February 2, 2006
Officer and Director (Principal
James L. Conway	Executive Officer)

/s/ Anthony F. Grisanti	Chief Financial Officer	February 2, 2006
(Principal Financial and
Anthony F. Grisanti	Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Name of Document

99.3	Pro Forma Combined Financial Statements of Netsmart and CMHC

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (See note A)
JUNE 30, 2005

	Netsmart	CMHC		Pro Forma Adjustments	Combined	Note	Consoldidation Adjustments	Consolidated - Pre Operating Adjustments
Assets:	June 30, 2005	June 30, 2005	Note	June 30, 2005	June 30, 2005
Current Assets:
Cash and Cash Equivalents	$16,359,627	$529,984	(A1)	$(12,994,758)	$10,612,957			$10,612,957
			(A2)	4,218,104
			(A3)	2,500,000
Accounts Receivable Net	9,010,691	1,688,121			10,698,812			10,698,812
Costs and Estimated Profits in Excess								-
of Interim Billings	831,057				831,057			831,057
Deferred taxes	1,030,000	294,674			1,324,674			1,324,674
Other Current Assets	772,305	1,024,625			1,796,930			1,796,930
Total Current Assets	$28,003,680	$3,537,404		($6,276,654)	$25,264,430			$25,264,430

Property and Equipment Net	2,427,944	527,535			2,955,479			2,955,479

Other Assets:
Software Development Costs - Net	3,561,024	1,490,238			5,051,262	(A4a)	$1,809,762	6,861,024
Customer Lists - Net	3,183,411				3,183,411	(A4b)	5,200,000	8,383,411
Capitalized Backlog					-	(A4c)	490,000	490,000
Goodwill					-	(A6)	19,216,024	19,216,024
Deferred taxes less current portion	1,074,000	940,128			2,014,128			2,014,128
Investment in CMHC			(A1)	19,565,956	19,565,956	(A7)	(19,565,956)	-
Other Assets	104,246	26,208			130,454			130,454
Total Other Assets	7,922,681	2,456,574		19,565,956	29,945,211		7,149,830	37,095,041

Total Assets	$38,354,305	$6,521,513		$13,289,301	$58,165,119		$7,149,830	$65,314,949

Liabilities and Stockholders' Equity:
Current Liabilities:
Current Portion - Long Term Debt	$666,699	$470,118	(A3)	$500,000	$1,636,817			1,636,817
Current Portion Capital Lease Obligations	54,394	$10,035			64,429			64,429
Accounts Payable	1,469,763	$677,000			2,146,763			2,146,763
Accrued Expenses	1,146,917	1,161,047	(A1)	1,656,106	3,964,070			3,964,070
Interim Billings in Excess of Costs and Estimated								-
Profits	6,917,950				6,917,950			6,917,950
Deferred Revenue	1,924,311	7,907,131			9,831,442			9,831,442
Total Current Liabilities	12,180,034	10,225,331		2,156,106	24,561,471		-	24,561,471

Long Term Debt - Less current portion	-	17,695	(A3)	2,000,000	2,017,695			2,017,695
Capital Lease Obligations - Less current portion	-	12,317			12,317			12,317
Interest Rate Swap at Fair Value	5,008				5,008			5,008
Deferred taxes					-	(A5)	$3,416,000	3,416,000
Deferred Rent Payable	475,050				475,050			475,050

Total Non Current Liabilities	480,058	30,012		2,000,000	2,510,070		3,416,000	5,926,070

Commitments and Contingencies

Stockholders' Equity:
Preferred Stock	-	-			-			-
Common Stock	55,995	14,220	(A1)	4,357	79,472	(A7)	(14,220)	65,252
			(A2)	4,900
Additional Paid in Capital	30,137,495	1,008,287	(A1)	4,910,734	40,269,720	(A7)	(1,008,287)	39,261,433
			(A2)	4,213,204
Accumulated Comprehensive loss - Interest Rate Swap	(5,008)				(5,008)			(5,008)
Accumulated Deficit	(2,781,287)	(4,756,337)			(7,537,624)	(A7)	4,756,337	(2,781,287)
	27,407,195	(3,733,830)		9,133,195	32,806,560		3,733,830	36,540,390
Less: cost of shares of Common Stock held
in treasury - 227,924 shares at June 30, 2005
and December 31, 2004	1,712,982				1,712,982			1,712,982

Total Stockholders' Equity	25,694,213	(3,733,830)		9,133,195	31,093,578		3,733,830	34,827,408

Total Liabilities and Stockholders' Equity	$38,354,305	$6,521,513		$13,289,301	$58,165,119		$7,149,830	$65,314,949

See Notes to Pro Forma Condensed Consolidated Financial Statements.

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

	Netsmart	CMHC consolidated	Less 570 Metro Place North Limited Partnership	CMHC	AMS			Consolidated
	12/31/2004	3/31/2005	3/31/2005	3/31/2005	12/31/2004	Note	Pro Forma Adjustments	Year End 2004
Revenues:
Software and Related
Systems and Services:
General	$16,931,606	$5,340,220		$5,340,220	$598,654			$22,870,480
Maintenance Contract Services	8,289,525	16,460,035		16,460,035	1,302,372			26,051,932
Total Software and Related Systems & Services	25,221,131	21,800,255		21,800,255	1,901,026		-	48,922,412

Application Service Provider Services	1,725,473							1,725,473
Data Center Services	2,058,240							2,058,240
Total Revenues	29,004,844	21,800,255		21,800,255	1,901,026		-	52,706,125

Cost of Revenues:
Software and Related
Systems and Services:
General	9,203,071	2,684,231		2,684,231	147,991	(B1a)	1,571,337	12,919,371
						(B1b)	(687,258)
Maintenance Contract Services	4,168,975	6,493,320		6,493,320	1,026,503			11,688,798
Total Software and Related Systems & Services	13,372,046	9,177,551		9,177,551	1,174,493		884,078	24,608,168

Application Service Provider Services	926,333							926,333
Data Center Services	849,353							849,353
Total Cost of Revenues	15,147,732	9,177,551		9,177,551	1,174,493		884,078	26,383,854

Gross Profit	13,857,112	12,622,704		12,622,704	726,533		(884,078)	26,322,270

Selling, General and Administrative Expenses	7,293,865	8,995,584	298,260	9,293,844	588,527	(B1c)	$434,613	17,610,849

Research, Development and Maintenance	3,498,448	4,663,100		4,663,100				8,161,548
Total	10,792,313	13,658,684	298,260	13,956,944	588,527		434,613	25,772,397

Operating Income	3,064,799	-1,035,980	(298,260)	(1,334,240)	138,005		(1,318,691)	549,874
Interest and Other Income	126,379	24,878		24,878				151,257
Minority Interest - Partnership		159,218	(159,218)	0
Interest and Other Expense	129,213	213,949	(135,085)	78,864		(B3)	160,506	368,583
Income before Income Tax Expense	3,061,965	-1,384,269	(3,957)	(1,388,226)	138,005		(1,479,196)	332,548
Income Tax Expense	309,000	254,910	3,957	(258,867)		(B2)	76,235	126,368
Net Income	$2,752,965	($1,129,359)	$0	($1,129,359)	$138,005		($1,555,431)	$206,180

Earnings Per Share ("EPS") of Common Stock:
Basic EPS	$0.52							$0.03

Weighted Average Number of Shares of
Common Stock Outstanding	5,331,700					(B4)	925,735	6,257,435

Diluted EPS	$0.50							$0.03

Weighted Average Number of Shares of
Common Stock and Common Stock
Equivalents Outstanding	5,536,731					(B4)	925,735	6,462,466

See Notes to Pro Forma Condensed Consolidated Financial Statements.

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2005

	Netsmart	CMHC	AMS	Note	Pro Forma Adjustments	Consolidated
	Six months ended	Six months ended	Six months ended		Six months ended	Six months ended
Revenues:	June 30, 2005	June 30, 2005	June 30, 2005		June 30, 2005	June 30, 2005
Software and Related
Systems and Services:
General	$8,663,661	$3,489,377	$625,063			12,778,101
Maintenance Contract Services	4,445,033	8,934,716	742,529			14,122,278
Total Software and Related Systems & Services	13,108,694	12,424,093	1,367,593		-	26,900,379

Application Service Provider Services	1,133,046					1,133,046
Data Center Services	946,258					946,258
Total Revenues	15,187,998	12,424,093	1,367,593		-	28,979,683

Cost of Revenues:
Software and Related
Systems and Services:
General	4,500,663	1,303,949	119,204	(B1a)	785,668	6,586,514
				(B1b)	(122,970)
Maintenance Contract Services	2,111,381	3,338,160	448,178			5,897,719
Total Software and Related Systems & Services	6,612,044	4,642,109	567,383		662,698	12,484,233

Application Service Provider Services	664,082					664,082
Data Center Services	449,624					449,624
Total Cost of Revenues	7,725,750	4,642,109	567,383		662,698	13,597,939

Gross Profit	7,462,248	7,781,984	800,210		(662,698)	15,381,744

Selling, General and Administrative Expenses	4,358,585	4,647,105	184,654	(B1c)	$217,306	9,407,651

Research, Development and Maintenance	1,969,303	2,068,400				4,037,703
Total	6,327,888	6,715,505	184,654		217,306	13,445,354

Operating Income	1,134,360	1,066,479	615,556		(880,004)	1,936,391
Interest and Other Income	145,694	8,863				154,557
Interest and Other Expense	37,433	40,084		(B3)	83,063	160,580
Income before Income Tax Expense	1,242,621	1,035,258	615,556		(963,067)	1,930,368
Income Tax Expense	430,000	271,827		(B2)	31,713	733,540
Net Income	$812,621	$763,431	$615,556		$(994,780)	$1,196,828

Earnings Per Share ("EPS")of Common Stock:
Basic EPS	$0.15					$0.19

Weighted Average Number of Shares of
Common Stock Outstanding	5,354,968			(B4)	925,735	6,280,703

Diluted EPS	$0.15					$0.18

Weighted Average Number of Shares of
Common Stock and Common Stock
Equivalents Outstanding	5,570,611			(B4)	925,735	6,496,346

See Notes to Pro Forma Condensed Consolidated Financial Statements.

NETSMART TECHNOLOGIES, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

Pursuant to the merger agreement dated September 20, 2005, Netsmart Technologies, Inc. (“Netsmart”) acquired 100% of the equity of CMHC Systems, Inc. (“CMHC”). The purchase price totaled $19,565,956 as follows: 435,735 shares of Netsmart’s common stock (valued at $4,915,091), $12,994,758 in cash plus additional cash consideration currently estimated to be $792,024 as required by the “working capital adjustment” calculated and payable as defined in the merger agreement (subject to adjustment, see Note 2), and acquisition costs of $864,083. The cash consideration was paid utilizing the working capital of Netsmart. The acquisition has been accounted for under the purchase method of accounting in accordance with SFAS No. 141 by which the acquiring company records at its cost the acquired assets less liabilities assumed.

Pursuant to the asset purchase agreement dated June 20, 2005, CSM acquired certain assets and liabilities and rights to the intellectual property and customer contracts of Addiction Management Systems, Inc. (“AMS”). The purchase price was $3,590,778, which consisted of $948,833 of liabilities assumed for pre billed services plus $2,641,945 in cash. The source of the cash consideration was the working capital of Netsmart. The purchase has been accounted for under the purchase method of accounting in accordance with SFAS No. 141.

On October 7, 2005, Netsmart entered into a Loan Agreement consisting of (i) a $2,500,000 Revolving Credit Loan and (ii) a $2,500,000 Term Loan. On October 7, 2005, the Netsmart borrowed the full amount of the $2,500,000 Term Loan. On October 14, 2005, Netsmart issued 490,000 shares of common stock and 147,004 common stock purchase warrants in a private placement generating net proceeds of $4,218,000.

2.	PRO FORMA ADJUSTMENTS

CMHC Merger

CMHC reports on a fiscal year end of March 31 and, as a result, the pro forma statement of operations for the year ended December 31, 2004 is inclusive of CMHC operations for the period of January 1, 2005 thru March 31, 2005. CMHC revenue and net income for the three months ended March 31, 2005 were $6,559,865 and $569,045 respectively.

Netsmart purchased 100% of the equity of CMHC. Netsmart did not purchase 570 Metro Place North Limited Partnership, an entity that is majority-owned by CMHC’s former majority stockholder and owns the land and the building where CMHC conducts most of its operations. The breakdown of the allocation of the assets is subject to adjustment. The total acquisition cost is based upon certain estimates and is also subject to adjustment.

The following are the details of the total acquisition cost:

Cash paid	$12,994,758
Market value of common stock issued	4,915,091
Estimated working capital adjustment *	792,024
Other acquisition costs	864,083
Total acquisition	$19,565,956

The total cost of acquisition was allocated as follows **:

Current assets	$3,537,404
Property and equipment	527,535
Customer lists	5,200,000	(to be amortized over 20 years)
Backlog	490,000	(to be amortized over 1 year)
Software purchased	3,300,000	(to be amortized over 4 years)
Goodwill	19,216,024
Deferred taxes, long-term	940,128
Other assets	26,208
Total assets	33,237,299
Current liabilities	(10,225,331)
Long-term obligations	(30,012)
Deferred taxes, long-term	(3,416,000)
Total liablitites	(13,671,343)
Total acquisition allocation	$19,565,956

* The working capital adjustment of an estimated $792,024 is based upon the terms of the merger agreement whereby the purchase price will include an amount equal to the amount that the final net working capital of CMHC is greater than a negative $7.5 million. This estimate is based upon the unaudited balance sheet of CMHC as of September 30, 2005 and is subject to adjustment.

** The primary fair value adjustments made to CMHC’s historical cost balance sheet were to increase the value of CMHC’s software to fair value, and to record customer lists, contract backlog and goodwill and the related deferred tax liability. For all other assets and liabilities, historical cost approximated fair value.

•
In order to value CMHC’s software, management considered the historical costs incurred as well as projected costs to recreate the software. However, since there is a specific earnings stream that can be associated exclusively with the existing software, management applied a discounted cash flow model in its estimation of the fair value of the software. CMHC’s software consists of management information systems used by behavioral and public health organizations; the systems include financial, client administration, clinical assessment and administration. The estimated useful life of the software is four years. Such estimate considered the following: (i) the software is an integral part of each customer’s operations and is not easily replaced, (ii) however, the underlying architecture of the software is based on unsupported programming language and character-based screens (not the graphical interfaces used today) and will need to be updated, and (iii) the results of the discounted cash flow analysis.

•
The customer list has been valued using a discounted cash flow model. CMHC provides computer-based management information systems for approximately 400 behavioral and public healthcare organizations. CMHC’s relationships with its customers are long-term in nature, indicating that the customer relationships are an important intangible asset to the Company. CMHC has been in business since 1978, and based upon their historical attrition rate, and the 30 year projections used for the cash flow analysis, the useful life of the customer lists is estimated to be 20 years.

•
The contract backlog represents the fair value of various customer contracts and purchase orders that have already been billed to the customers, but for which services have not yet been performed. The value was determined using a discounted cash flow model. The contract backlog is being amortized over 12 months, since the services to be performed with respect to the underlying customer contracts are expected to be completed within one year.

•
The deferred tax liability represents a long term deferred tax liability related to the above fair valuation adjustments for the capitalized software, customer list and contract backlog intangible assets. These intangibles are not deductible expenses for tax purposes. The tax effect has been calculated utilizing Netsmart's blended statutory tax rate of 38%.

•
Goodwill represents the excess of the cost of CMHC over the net of the amounts assigned to tangible and identifiable intangible assets acquired and liabilities assumed. The goodwill is not amortized for book or income tax purposes.

The Company only recently purchased CMHC, and accordingly, is still gathering data related to the allocation of the purchase price. As such, the purchase price allocation is subject to change. Changes could include a reallocation of intangible assets which would likely have the effect of increasing or decreasing future amortization expense, since the intangible assets have initially been assigned varied lives ranging from no amortization (for goodwill) to 20 year amortization (for the customer list). Additionally, the lives assigned to the identifiable intangible assets represent management’s best estimates of the time period in which it will continue to receive benefits from these assets. The useful lives may need to be adjusted in the future based upon changes to the expected useful lives of such assets. As a result, future amortization expense could be materially different from the pro forma amortization expense presented herein.

Strategic headcount adjustments related to the CMHC merger decreasing cost of sales, selling, general and administrative and research, development and maintenance expenses have not been reflected in the pro forma adjustments to the statement of operations. These adjustments are the result of planned strategic employee terminations that occurred on and shortly after the closing date of the merger.

Consulting contracts were entered into with several senior executives of CMHC ranging in duration from day-to-day to up to six months. These contracts, in effect, replace the salaries of the executives and, as a result, do not have a significant impact on operations going forward.

As a result of the merger, Netsmart assumed the lease agreement on the premises located at 570 Metro Place North in Dublin, Ohio. The subject building is owned by CMHC’s former majority stockholder who is a current employee of Netsmart. Netsmart has reviewed Fin 46 R and has determined that the consolidation is not required The lease ends on October 31, 2013 and, based upon research of comparable rental property, Netsmart has determined that the current rent being paid under the terms of the lease represents a fair market price for leases currently being negotiated in that market. In addition, the rental payments that are required for the next twelve months approximate the rental payments that have been made over the past year by CMHC and, as a result, no pro forma adjustment has been made.

Subsequent to the acquisition of CMHC, Netsmart sold to investors , pursuant to a private placement agreement (the “Agreement”), an aggregate 490,000 shares of common stock and warrants to purchase 122,504 shares of common stock. Netsmart has received $4,493,104 in gross proceeds and paid commissions of $275,000 related to the private placement. Netsmart has also issued a warrant to purchase 24,500 shares to the placement agent. The Agreement requires Netsmart to file a registration statement within 30 days of the closing of the private placement, and to use its reasonable best efforts to have such registration statement declared effective by the SEC within 90 days of the closing. Generally, the Agreement further provides for a penalty to be paid to the investors should Netsmart fail to meet its registration obligations. Such penalty is payable to the investors in cash at the rate of 2.5% of the gross proceeds per month, up to a maximum penalty of 20% of the gross proceeds. Netsmart has accounted for the proceeds of the private placement as equity in accordance with View A of EITF 05-04. Any potential penalties incurred pursuant to the registration rights agreement will be recorded in earnings when and if incurred as per SFAS 5.

Addiction Management Systems, Inc. Asset Purchase

Netsmart did not purchase any of the assets on the AMS balance sheet other than the purchase of certain inventory items utilized to resell to then-existing clients, the value of which has been recorded as $32,048, certain accounts receivable in the amount of $127,698 and a lease security deposit in the amount of $3,334. Netsmart did not assume any of the liabilities reflected on the AMS balance sheet other than for contract performance related to revenue collected from clients in advance of performance of work contracted for in the amount of $948,833.

The following are the details of the total acquisition cost:

Cash paid	$2,641,945
Liabilities assumed	948,833
Other acquisition costs	19,904
Total acquisition	$3,610,682

The total cost of acquisition was allocated as follows:

Customer lists	$1,396,902	(to be amortized over 8 years)
Software purchased	2,050,700	(to be amortized over 8 years)
Accounts Receivable purchased	127,698
Inventory purchased	32,048
Lease security deposit	3,334
Total acquisition allocation	$3,610,682

Pro forma adjustments were made to the unaudited condensed consolidated statements of operations for the year ended December 31, 2004 and for the six months ended June 30, 2005 to reflect amortization of $430,950 and $215,475, respectively, for customer lists and software purchased.

The following are the notes explaining pro forma adjustments to the unaudited condensed consolidated balance sheet as of June 30, 2005:

(A)
The acquired assets and liabilities of AMS are already incorporated in the Netsmart consolidated balance sheet as of June 30, 2005. This acquisition occurred prior to the balance sheet date and is therefore not shown separately for pro forma balance sheet purposes.

(A1)
This adjustment represents the recording of Netsmart's acquisition of CMHC totaling $19,565,956. The investment was paid for with cash consideration of $12,994,758, the market value of 435,735 shares of common stock issued of $4,915,091; the working capital adjustment of an estimated $792,024, and certain other costs of completing the acquisition of $864,083 are included in accrued expenses (reflecting an aggregate of $1,656,106).

(A2)
On October 14, 2005, Netsmart sold in a private placement an aggregate 490,000 shares of common stock and warrants to purchase 122,504 shares of common stock. Netsmart received $4,218,104 (net of commissions of $275,000) related to the private placement. Netsmart also issued to the placement agent a warrant to purchase 24,500 shares of common stock. All of the warrants have an exercise price of $11.00 and have a term of 5 years.

(A3)
On October 7, 2005, Netsmart entered into a Loan Agreement consisting of (i) a $2,500,000 Revolving Credit Loan and (ii) a $2,500,000 Term Loan. On October 7, 2005, Netsmart borrowed the full amount of the $2,500,000 Term Loan. Netsmart has not borrowed any amounts under the Revolving Credit Loan. The principal amount of the Term Loan is payable in sixty (60) consecutive monthly installments. The unpaid principal amount of the Term Loan bears interest at the LIBOR Rate plus 2.25%, which rate was swapped into a fixed rate equivalent of 7.1% for the term of the Term Loan.

(A4)
These amounts represent the adjustments to the historical cost balance sheet of CMHC to bring the balances to estimated fair value. The software development costs, the customer lists and the contract backlog are currently expected to be amortized over 4, 20 and 1 years, respectively.

(A4a)	Represents the fair value of software purchased ($3,300,000) less existing historical value of CMHC software ($1,490,238).

(A4b)	Represents the fair value of the CMHC customer list.

(A4c)	Represents the fair value of the CMHC customer backlog.

(A5)
This consolidation adjustment represents the recording of a long term deferred tax liability related to the fair valuation adjustments for the capitalized software, customer list and contract backlog intangible assets. These intangibles are not deductible expenses for tax purposes. The tax effect has been calculated utilizing Netsmart's blended statutory tax rate of 38%. This results in a long term deferred tax liability of $3,416,000.

(A6)	This represents the excess of the purchase price of CMHC (including currently estimated adjustments) over the fair value of the assets acquired and liabilities assumed.

(A7)	This consolidation adjustment represents the elimination of Netsmart’s investment in CMHC and the elimination of CMHC’s equity.

Pro forma adjustments were made to the unaudited condensed consolidated statements of operations for the year ended December 31, 2004 and the six months ended June 30, 2005 to reflect changes resulting from the merger that are directly attributable, factually supportable and are expected to have continuing impact on the combined operations. The following are the notes explaining such pro forma adjustments:

(B1a)
The adjustment increasing cost of sales is due mainly to the amortization of the of the acquired software related to the CMHC merger and the amortization of the acquired software related to the AMS acquisition. The amounts specific to each acquisition are as follows:

	Year ended December 31, 2004	Six Months ended June 30,2005
CMHC	$1,315,000	$657,500
AMS	256,337	128,168
Total	$1,571,337	$785,668

(B1b)	The adjustment decreasing cost of sales is the result of eliminating amortization of the acquired software that is already reflected in the historical statements of operations.

(B1c)
The adjustment increasing selling, general and administrative expenses is due mainly to the amortization of the customer list related to the CMHC merger and the amortization of customer list related to the AMS acquisition. The amounts specific to each acquisition are as follows:

	Year ended December 31,2004	Six Months ended June 30,2005
CMHC	$260,000	$130,000
AMS	174,613	87,306
Total	$434,613	$217,306

(B2)	The adjustment to the income tax provision is to reflect the overall 38% normal tax rate for Netsmart.

(B3)	This adjustment represents interest expense on the Term Loan entered into on October 7, 2005.

(B4)	The pro forma adjustment to the number of common shares outstanding is a direct result of:

1. The issuance of 435,735 shares related to the CMHC merger.

2. The shares issued pursuant to the private placement contracts resulting in the issuance of 490,000 shares of common stock and warrants to purchase 122,504 shares of common stock plus an additional warrant to purchase 24,500 shares of common stock issued to the placement agent.

The common shares issued have been reflected in both the basic and diluted earnings per share calculation and the warrants issued to purchase common stock have not been reflected in the diluted earning per share calculation as the result would be antidilutive.